Exhibit 99.1

Vision Marine Technologies Partners with Octillion Power Systems to Develop Proprietary High Density Batteries for Its E-Motion™ Fully Electric Powertrain System

Montreal, Canada, January 4, 2022 – Vision Marine Technologies, Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global leader in the electric transition of the recreational boating industry serving both OEMs and consumers, has partnered with Octillion Power Systems (“Octillion”) to develop a customized high voltage 35 KW high density battery exclusively for use within the recreational boating market. Under the terms of the agreement, Octillion will manufacture a new advanced electric battery system, which Vision Marine has named “Polar 35” to power its E-Motion™ outboard powertrain. The configuration of the battery pack is smaller than that of a typical fuel tank, which in turn makes it easier to custom fit in virtually any boat.

A market leader in supplying electric vehicle battery systems, Octillion has been dedicated to driving clean energy solutions since 2009, by designing and building lithium-ion battery systems for electric cars, trucks and buses. Octillion has delivered nearly 400,000 electric vehicle battery systems for the global market, with more than 4.5 billion kilometers driven on Octillion’s battery systems.

“Vision will have a highly efficient and unique product to utilize in conjunction with our E-Motion™ fully electric powertrain, “ said Alexandre Mongeon, co-founder and CEO of Vision Marine. “There is currently a two year delivery backlog of performance batteries in the boating industry. The Octillion agreement will allow Vision Marine to continue to scale production and secure the quantities of high density electric battery systems required in conjunction with the commencement of sales of our E-Motion™ outboard powertrains.”

“There is growing demand from major electric vehicle OEMs for electric motors,” added Xavier Montagne, COO of Vision Marine. “Collaborating with Octillion will allow us to expeditiously deliver fully electric motors equipped with state of the art energy storage systems and further secure our supply chain.”

“Octillion is excited to support Vision Marine and its efforts to revolutionize the recreational boating industry,“ said Paul Beach, President of Octillion. “The E-Motion™ platform offers an unparallelled boating experience when compared to traditional fuel powered systems. These new platforms will encompass both state-of-the-art energy density rich solutions as well as extreme high power options. By partnering with Vision Marine on this project, Octillion is excited to expand its energy storage brand into the marine industry.”

The agreement with Vision Marine symbolizes the first ever marine industry partnership for Octillion. The high density battery systems will more easily fit in high performance powerboats and pontoons ranging from 18 to 30 feet, with narrow hulls and compartments. Management estimates 70,000 pontoons are expected to be sold in the United States in 2022, and approximately 380,000 outboard motors. Vision Marine’s disruptive technology is the only EV system certified by the U.S. Coast Guard, the Canadian Coast Guard, and also meets the American Boating and Yacht Council safety standards and the European Union’s imported manufactured standards. In addition to superior power and torque, the Company’s 180 horsepower (hp) fully electric outboard E-Motion™ motor is noiseless and smokeless, allowing boaters to protect the environment without sacrificing performance.

In October 2021, Vision Marine announced a Manufacturing & Suppy Agreement with Linamar Corporation’s subsidiary McLaren Engineering for the testing, manufacture, and assembly of the Company’s E-Motion™ electric powertrain in order to commercially scale production.

For more information about Vision Marine Technologies, visit www.VisionMarineTechnologies.com.

About Octillion

Octillion, with its U.S. headquarters in Richmond, California, is a leading supplier of advanced high-density systems focused on the electrification of passenger cars, trucks, and buses. The company has delivered nearly 400,000 EV battery systems to the global EV market with over 4.5 billion kilometers driven on its systems. Octillion is a turnkey battery supplier for the transportation market providing its customers with a bridge from design to manufacturing. Octillion’s products undergo a robust design process, including extensive thermal modeling, fully integrated battery management systems and standardized production processes that offers a customized-package solution. Learn more at Octillion.us.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of its agreement with Octillion, the scaling of production and expectations for the boating market, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com